SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.011 per share

(Title of Class of Securities)

019777101

(CUSIP Number)

Rajesh C. Shrotriya, M.D.

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 019777101	Page 2 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3); B (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,063,064*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,063,064*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,063,064*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%**
14	TYPE OF REPORTING PERSON CO

*

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Spectrum Pharmaceuticals, Inc. may be deemed to have beneficial ownership as a result of the Tender and Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc., Allos Therapeutics, Inc. and the Significant Stockholders (as defined below) of 27,063,064 shares common stock of Allos Therapeutics, Inc. common stock (not including 2,890,329 unexercised options and 2,826,727 restricted stock units which may be settled into common stock, which have also been tendered pursuant to the Tender and Voting

CUSIP No. 019777101	Page 3 of 21

Agreements). The filing of this Schedule 13D shall not be construed as an admission that Spectrum Pharmaceuticals, Inc. is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Allos Therapeutics, Inc.
**	Based upon 106,958,412 common shares of Allos Therapeutics outstanding as of April 4, 2012, as such information was provided by Allos Therapeutics, Inc. to Spectrum Pharmaceuticals, Inc.

CUSIP No. 019777101	Page 4 of 21

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sapphire Acquisition Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,063,064*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,063,064*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,063,064*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%**
14	TYPE OF REPORTING PERSON CO

*

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Sapphire Acquisition Sub, Inc. may be deemed to have beneficial ownership as a result of the Tender and Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc., Allos Therapeutics, Inc. and the Significant Stockholders (as defined below) of 27,063,064 shares common stock of Allos Therapeutics, Inc. common stock (not including 2,890,329 unexercised options and 2,826,727 restricted stock units which may be settled into common stock, which have also been tendered pursuant to the Tender and Voting

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Agreements). The filing of this Schedule 13D shall not be construed as an admission that Sapphire Acquisition Sub, Inc. is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Allos Therapeutics, Inc.
**	Based upon 106,958,412 common shares of Allos Therapeutics outstanding as of April 4, 2012, as such information was provided by Allos Therapeutics, Inc. to Sapphire Acquisition Sub, Inc.

CUSIP No. 019777101	Page 6 of 21

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $0.001 per share (“Common Stock”), of Allos Therapeutics, Inc. (“Allos”). Allos has its principal offices at 11080 CirclePoint Road, Westminster, Colorado 80020.

Item 2.	Identity and Background.

(a)-(c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum”), and

(ii) Sapphire Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Spectrum.

Each of Spectrum and Merger Sub are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The address of the principal business office of each of the Reporting Persons is 11500 South Eastern Ave., Suite 240, Henderson, Nevada 89052, attention Rajesh C. Shrotriya, M.D., Facsimile (702) 260-7405. Spectrum is a biotechnology company with fully integrated commercial and drug development operations with a primary focus in hematology and oncology. Merger Sub is a newly formed Delaware corporation and a wholly owned subsidiary of Spectrum that was formed for the purpose of acquiring all of the outstanding shares of Allos. Merger Sub has not conducted, and does not expect to conduct, any business other than in connection with the potential acquisition of all the outstanding shares of Allos and the merger of Merger Sub with and into Allos.

Certain information required by this Item concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d)-(e) Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons set forth on Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 019777101	Page 7 of 21

Each of the Reporting Persons is organized under the laws of Delaware. Certain information required by Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 4, 2012, Spectrum, Merger Sub and Allos entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Spectrum and Merger Sub commenced a tender offer (the “Offer”) to purchase all of Allos’ issued and outstanding shares of Common Stock, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the shares of the common stock of Allos, together with the associated rights, collectively referred to as the “Shares”) in exchange for $1.82 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Cash Portion”), plus one contingent value right to receive additional consideration of $0.11 per share in cash upon the achievement of specified milestones (the “CVR,” together with Cash Portion, the “Merger Consideration”), upon the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”). Following the Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Allos (the “Merger”), with Allos continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Spectrum. In the Merger, each outstanding share of Common Stock will be converted into the right to receive the Merger Consideration. A copy of the Merger Agreement was filed as Exhibit 2.1 to Allos’ Current Report on Form 8-K, dated as of April 6, 2012.

As an inducement for Spectrum and Merger Sub to enter into the Merger Agreement, on April 4, 2012, contemporaneously with the execution of the Merger Agreement, Warburg Pincus Private Equity VIII, L.P., Paul L. Berns, David C. Clark, Bruce A. Goldsmith, Cecilia Gonzalo, Marc H. Graboyes, Stephen J. Hoffman, Jeffrey R. Latts, Jonathan S. Leff, Charles Q. Morries, David M. Stout and Joseph L. Turner (the “Significant Stockholders”), entered into tender and voting agreements with and in favor of Spectrum and Merger Sub (the “Tender Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. Spectrum and Merger Sub entered into the Tender Agreements in connection with, and as an inducement to, the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 27,063,064 shares of Allos common stock (not including 2,890,329 unexercised options and 2,826,727 restricted stock units which may be settled into common stock) are required to be tendered pursuant to the Tender Agreements. Pursuant to the Tender Agreements, if the Significant Stockholders acquire beneficial or record ownership of any additional shares of Common Stock, such shares will also be subject to the Tender Agreements.

Merger Sub estimates that it will need approximately $210 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of outstanding in-the-money options and restricted stock units) and to pay estimated related transaction fees and expenses. In addition, Merger Sub estimates that it would need approximately $13.2 million to pay the amounts that will become due under the CVRs if both specified milestones are met. Spectrum will provide Merger Sub with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement, including payment of amounts due under the CVRs, as needed.

Spectrum has received a Debt Commitment Letter from Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to provide it with a senior secured revolving credit facility of not less than $50 million, which may be increased to up to $75 million (the “Senior Secured Facility”), subject to syndication efforts. A copy of the Debt Commitment Letter is filed as Exhibit 2.3.

CUSIP No. 019777101	Page 8 of 21

Subject to certain conditions, the Senior Secured Facility will be available to Spectrum to, among other items, finance the Offer and the Merger and pay related fees and expenses. The Offer and the Merger are not conditioned upon any financing arrangements.

The description contained in this Item 3 of the Merger Agreement, the Tender Agreements and the Debt Commitment Letter in respect of the Senior Secured Credit Facility does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the form of Tender Agreements and the Debt Commitment Letter in respect of the Senior Secured Credit Facility filed as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3.

Item 4.	Purpose of the Transaction.

The Merger Agreement provides for the acquisition by Merger Sub of all of the outstanding shares of Common Stock through a tender offer and subsequent merger of Merger Sub with and into Allos, as a result of which Allos will become a wholly owned subsidiary of Spectrum. The information contained in Item 3 is incorporated by reference herein.

In connection with the Merger Agreement, certain stockholders entered into separate Tender Agreements. During the term of the Tender Agreements, except as otherwise provided therein, each Significant Stockholder has agreed not to, and not to authorize its representatives to, directly or indirectly, engage in certain enumerated actions. Pursuant to the Tender Agreements, each Significant Stockholder has agreed to, and to direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person conducted prior to the execution of the Tender Agreements by or on behalf of the Significant Stockholder or any of its representatives with respect to any Acquisition Proposal (as defined in the Merger Agreement).

Each Significant Stockholder has agreed in the Tender Agreements to tender all of the Shares beneficially owned by him, her or it in the Offer not later than the tenth business day after the commencement of the Offer.

In addition, each Significant Stockholder has agreed to vote all Shares owned by such Significant Stockholder (and has appointed Spectrum and the Merger Sub as proxy for such stockholder with the power to vote all Shares covered by the Tender Agreement if the Significant Stockholder does not vote), whether at an annual, special, postponed, or adjourned meeting of the Allos stockholders, or to grant consent or approval in any written consent in lieu of such a meeting: (i) in favor of approval of the Merger and adoption of the Merger Agreement; (ii) in favor of any adjournment or postponement recommended by Allos of any stockholder meeting with respect to the Merger or the Merger Agreement if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (iii) against any Acquisition Proposal; and (iv) against any other action, proposal or agreement that would (a) reasonably be expected to impede, interfere with, materially delay or postpone the Merger, (b) result in a breach under the Merger Agreement, (c) result in any of the conditions to the Merger Sub’s obligation to accept for payment Shares tendered in the Offer or the Merger not being fulfilled or satisfied, (d) change Allos’ dividend policy or in any material respect Allos’ capitalization, including the voting rights of any class of equity or (e) change a majority of the board of directors of Spectrum (other than as directed by Spectrum, the Merger Sub or any subsidiary of Spectrum).

Each Significant Stockholder agreed to waive and not to exercise any rights of appraisal or rights to dissent from the Merger. In addition, each Significant Stockholder agreed not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any

CUSIP No. 019777101	Page 9 of 21

claim, suit, action or proceeding, derivative or otherwise, against Spectrum, the Merger Sub, Allos or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreements or the Merger Agreement or the completion of the Offer or the Merger, including any claim, suit, action or proceeding (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender Agreements or the Merger Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the Merger Agreement or the transactions contemplated thereby.

Each Tender Agreement terminates upon the earliest to occur of: (i) the purchase of all of the Shares pursuant to the Offer in accordance with the provisions of such Tender Agreement; (ii) the filing of the certificate of merger with the Secretary of State of the State of Delaware; (iii) the date the Merger Agreement is terminated in accordance with its terms; (iv) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is adverse to the Significant Stockholder or that results in a (a) decrease in the Merger Consideration or (b) change in the form of consideration payable to the Significant Stockholder under the Merger Agreement; or (v) the mutual consent of the Significant Stockholder and Spectrum.

The Merger Agreement provides that, upon the initial acceptance for purchase of the Common Stock tendered pursuant to the Offer (the “Acceptance Time”), Merger Sub is entitled to designate up to such number of directors (rounded up to the next whole number) on the board of directors of Allos as shall give it representation on the board of directors of Allos equal to the product of the total number of directors on the board of directors of Allos (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Merger Sub following such purchase bears to the total number of Shares then outstanding.

Allos shall take all actions reasonably requested by Merger Sub necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. Allos will also take all actions necessary to cause individuals designated by Merger Sub to constitute substantially the same percentage of members, rounding up where appropriate, on each committee of the board of directors of Allos as such members represent of the board of directors of Allos (except for any committee established to take action with respect to the subject matter of the Merger Agreement), to the fullest extent permitted by applicable laws and orders and the rules of the Nasdaq Global Market (“Nasdaq”). Notwithstanding the foregoing, until the Effective Time, the board of directors of Allos will have at least three directors who were directors as of the date of the Merger Agreement (“Continuing Directors”), each of whom shall be independent directors within the meaning of the Nasdaq rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Merger Sub will merge with and into Allos, with Allos continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Spectrum. As a result of the Merger, each outstanding share of Allos common stock (other than Shares owned by Spectrum, the Merger Sub, or any other wholly owned subsidiary of Spectrum or Allos, or by any stockholder of Allos who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. As a result of this integration, it is possible that Spectrum could implement changes to Allos’ business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or

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disposing of other businesses and operations, including the winding up of Allos’ separate existence and integration of Allos’ business and operations into Spectrum. In addition, in connection with integrating Allos’ and Spectrum’s corporate structure, Spectrum may determine to reorganize, merge or consolidate Allos with one or more domestic or foreign subsidiaries of Spectrum. Spectrum reserves the right to change its plans and intentions at any time, as deemed appropriate.

Upon consummation of the Merger, Allos’ Common Stock will cease to be quoted on any quotation system or exchange.

Upon consummation of the Merger, Allos’ Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Other than as described above, Spectrum currently has no plan or proposal which relates to, or may result in, any of the matters contemplated by this Item 4 (although Spectrum reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither Spectrum, nor to the knowledge of Spectrum, any of the directors or executive officers of Spectrum listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in Items 4(a)-(j) of this Schedule 13D.

The description contained in this Item 4 of the Merger Agreement and the Tender Agreements (and the transactions contemplated thereby) does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Tender Agreements referenced as Exhibit 2.1 and Exhibit 2.2 hereto, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Neither Spectrum nor Merger Sub directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Tender Agreements, Spectrum and Merger Sub have the power to vote the Shares with respect to certain matters relating to the Merger as set forth in the Tender Agreements (see Item 4 of this Schedule 13D for details). An aggregate of 27,063,064 shares of Allos common stock (not including 2,890,329 unexercised options and 2,826,727 restricted stock units which may be settled into common stock) are required to be tendered pursuant to the Tender Agreements. The Significant Stockholders retain the sole power to vote the Shares on all matters other than those identified in the Tender Agreements.

To Spectrum’s and Merger Sub’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender Agreements.

Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by Spectrum or Merger Sub that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither Spectrum nor Merger Sub nor, to the knowledge of Spectrum and Merger Sub, any director or executive officer of Spectrum or Merger Sub named in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

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(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Spectrum or Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Allos other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub has commenced the Offer and following the Offer, Merger Sub will merge with and into Allos, as a result of which Allos will become a wholly owned subsidiary of Spectrum. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Tender Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the Merger Agreement and the Tender Agreements (and the transactions contemplated thereby) does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Tender Agreements referenced as Exhibit 2.1 and Exhibit 2.2 hereto, which are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

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EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

2.2	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)

2.3	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 16, 2012)

99.1	Joint Filing Agreement by and between Spectrum Pharmaceuticals, Inc. and Sapphire Acquisition Sub, Inc. dated as of April 16, 2012

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2010

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya, M.D.
Name:	Rajesh C. Shrotriya, M.D.
Title:	Chief Executive Officer and President

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Rajesh C. Shrotriya, M.D.
Name:	Rajesh C. Shrotriya, M.D.
Title:	Chief Executive Officer and President